UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  SEPTEMBER 27, 2005                  /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

                              ASSIGNMENT AGREEMENT


THIS AGREEMENT is made as of the 14th day of September, 2005.


B E T W E E N :

                  0724000 B.C. LTD. (formerly Centrasia Mining Corp.), a British Columbia corporation with an address of 300 - 1055 W. Hastings St., Vancouver, BC V6E 2E9

                  ("0724000")

                                                               OF THE FIRST PART

                                     - and -

                  CENTRASIA MINING CORP. (formerly Baradero Resources Limited), a British Columbia corporation with an address of Suite 1305 - 1090 West Georgia Street, Vancouver, BC V6E 3V7

                  ("Centrasia")

                                                              OF THE SECOND PART


RECITALS:

1. 0724000 and Douglas S. Turnbull (the "Executive") are parties to an Employment Agreement dated as of the 1st day of April 2004 (the "Employment Agreement");

2. 0724000 has become a wholly-owned subsidiary of Centrasia and the Executive has become the President and CEO of Centrasia; and

3. It is in order to assign all of 0724000's rights, obligations and interest in the Employment Agreement to Centrasia;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual premises, agreements and covenants herein contained, the sum of Two Dollars ($2.00) now paid by each party hereto to the other and for other good and valuable consideration (the receipt and sufficiency whereof being hereby acknowledged), 0724000 hereby grants, assigns, transfers and sets over to
Centrasia all of its rights, obligations and interest in the Employment Agreement, and Centrasia hereby assumes all of the rights, privileges, obligations and liabilities of 0724000 in and to the Employment Agreement.

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date and year first above written.



0724000 B.C. LTD.                                  CENTRASIA MINING CORP.

Per:  /s/ James Harris                             Per:  /s/ Nick DeMare
    -------------------------                          -------------------------
    Authorized Signatory                               Authorized Signatory


THE ASSIGNMENT REFERENCED IN THE ABOVE AGREEMENT IS HEREBY ACKNOWLEDGED AND CONSENTED TO AS OF THE 14TH DAY OF SEPTEMBER 2005.



/s/ Douglas Turnbull
----------------------------
DOUGLAS S. TURNBULL

                               EMPLOYMENT CONTRACT


AGREEMENT made as of the 1st day of April, 2004

B E T W E E N:

                  DOUGLAS S. TURNBULL, Businessman, of 746 Alderson Avenue, Coquitlam, British Columbia V3K 1V1

                  (the "Executive")

-and -

                  MAGELLAN GOLD CORP., a Nevada corporation whose address is 889-609 Granville Street, Vancouver, British Columbia V7Y 1G5

                  (the "Company")


                  WHEREAS, the Executive and the Company wish to execute this Agreement in order to determine their rights and obligations in relation to the Executive's employment by the Company:

                  IN CONSIDERATION of the mutual covenants and agreements herein contained and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by the parties, the Executive and the Company hereby agree with one another as follows:

1.       INTERPRETATION

1.1      Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

         (a) "Board" means the board of directors of the Company from time to time;

         (b) "Business" means the business carried on by the Company of identifying mineral resource properties for the purpose of acquisition, exploration and possible exploitation, and such other business as may be carried on by the Company from time to time;

         (c) "Business Day" means any day of the week except Saturday, Sunday or any statutory or civic holiday observed in British Columbia;

         (d)      "Competitive   Business"  means  a  business  similar  to  the
                  Business   which   competes  with  the  Company  for  business
                  opportunities or employees;

         (e)      "Effective Date" means April 1, 2004;

         (f) "Intangible Property" means all discoveries, inventions, improvements, techniques, concepts and ideas, whether patentable or not, know-how and similar intangible property made, discovered, conceived, invented or improved by the Executive since the beginning of his employment by the Company, during the term of his employment hereunder and for 6 months thereafter, whether alone or with others and whether during regular working hours and through the use of the facilities and property of the Company or any affiliate or otherwise, in any way relating to the Business of the Company or any affiliate;

         (g) "Person" includes an individual, corporation, partnership, joint venture, trust, unincorporated organization, the Crown or any agency or instrumentality thereof or any other entity recognized by law;

         (h) "Term" means the initial term of this Agreement and each additional one year period during which this Agreement remains in effect as specified in Section 3, below;

         (i) "Territory" means any place where the Company carries on its Business as at the date of this Agreement and any additional location where the Company hereafter carries on its Business; and

         (j) "Time Period" means the period commencing on the date hereof and ending 2 years after the termination of the employment of the Executive with the Company for any reason whatsoever.

1.2      Headings and Division

The division of this Agreement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and will not be considered part of this Agreement. References to an Article, Section or Subsection are to the corresponding Article, Section or Subsection of this Agreement.

1.3      Number and Gender

In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.

1.4      Currency

All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

1.5      Interpretation

The terms and provisions of this Agreement will not be construed against the Company merely because the Company has acted to prepare this Agreement.

2.       EMPLOYMENT

The Company hereby agrees to employ the Executive as its President and Chief Executive and the Executive hereby accepts such employment, on and subject to the terms of this Agreement. In faithfully and diligently performing his duties and responsibilities as President and Chief Executive of the Company, the Executive will comply with all lawful and reasonable instructions as may from time to time be given to him by the Board. The Company reserves the right during the course of the Executive's employment to modify the Executive's duties and responsibilities as the Company deems necessary and appropriate from time to time.

3.       TERM

This Agreement and the Executive's employment will be for a Term of two years commencing on the Effective Date and expiring on the second anniversary of the Effective Date, subject to earlier termination as provided in Article 11. At the end of the initial Term of this Agreement, it will be automatically renewed for successive one year periods unless either party gives written notice to the other party of non-renewal at least 90 days in advance of the expiration date of the then current Term.

4.       DUTIES

4.1      Devotion of Time

During the Term, the Executive will

         (a) subject to Section 4.3, below, devote substantially all of his full time and energies to the Business and affairs of the Company and its subsidiaries;

         (b)      well and faithfully serve the Company and its subsidiaries;

         (c) use his best efforts, skills and abilities to promote the interests of the Company and its subsidiaries; and

         (d) serve as an officer and director of the Company and any subsidiary of the Company if duly elected or appointed as such. 4.2 Duties

The Executive's duties will include but not be limited to the following:

         (a) providing leadership, direction and control for all aspects of the Company's development and operations in order to maximize profitability compatible with the best long and short-term interests of shareholders, customers, employees and the public;

         (b) developing and maintaining a sound plan of organization to provide the Company with a qualified management team;

         (c) directing the Company's long range strategic planning and determining the allocation of corporate resources in a manner which will provide optimum long term return on investment for the shareholders;

         (d)      establishing  corporate  annual operating and profit plans and
                  presenting  and  submitting   such  plans  to  the  Board  for
                  approval;

         (e) monitoring the Company's performance in relation with the annual business plans and budgets and initiating corrective actions, when necessary, in an effort to meet and exceed performance targets;

         (f)      establishing   and   maintaining  a   comprehensive   investor
                  relations program;

         (g) establish and maintain government and industry contacts in the areas where the Company conducts or proposes to conduct business; and

         (h) establish and maintain contacts with financial, market and technical analysts and strategic partners of the Company.

The Executive will also perform such other tasks and duties related to the foregoing as may from time to time be determined by the Board. The Executive will, in carrying out his obligations under this Agreement, report to the Board on a regular basis.

4.3      Hours of Work

The Executive acknowledges that the hours of work involved will vary and be irregular and are those hours required to meet the objectives of the Company. The Executive acknowledges that this Section constitutes an agreement to work such hours where such agreement is required by applicable legislation. The Executive also acknowledges that he is a senior executive of the Company and is in the position of a fiduciary with respect to the Company and all of its property and assets, whether tangible or intangible. The Company acknowledges that the Executive will spend approximately fifty percent of his working hours, or up to 10 working days per month, working for the Company and that he will spend the balance of his working hours pursuing other business interests and employment. The Executive and the Company acknowledge that from time-to-time the Executive may be required to work more than 10 working days per month in order to discharge his responsibilities and the Executive agrees that he will accommodate the Company in this regard.

4.4      Place of Work

The Executive acknowledges that in order to devote substantially all of his full time and energies to the Business and affairs of the Company, the Executive will be required to reside within the Greater Vancouver Regional District and to fulfill his duties to the Company primarily from the Company's principal business office in Vancouver, British Columbia.

5.       CONFIDENTIAL INFORMATION

5.1      No Use of Other Information

The Company is not employing the Executive to obtain the confidential information or business opportunities of any prior employer and the Executive is hereby requested and directed by the Company to disclose to the Company in writing, and to comply with, any obligations that he may have to any prior employer.

5.2      Confidentiality Obligations

The Executive acknowledges that as the President of the Company, he has acquired and will acquire information about certain matters and things which are confidential to the Company, which information is the exclusive property of the Company. Further, the Executive acknowledges that the Business depends significantly upon the maintenance of trade secrets, technical innovations and other confidential, proprietary information that the Company has developed over a long period of time and at great expense and which the Company will continue to develop. The Executive further acknowledges that the Company has developed a close and valuable relationship with many of its contacts. In partial consideration for the Executive's employment by the Company, the Executive covenants and agrees that he will not, at any time during the term of his employment by the Company or thereafter, until such information becomes part of the public domain, reveal, divulge or make known to any persons or entity (other than the Company and its duly authorized employees) or use for his own or any other's benefit, the Company's trade secrets, production processes and materials, formulae, research techniques or accomplishments, copyrights, trademarks, patents, knowledge of any of the business or financial affairs of the Company, and personnel files, as well as customer lists and information concerning the identity, needs, and desires of actual and potential customers of the Company and its subsidiaries, joint ventures, partners, and other affiliated persons and entities as well as any other information regarded by the Company as confidential, which during or after his employment pursuant hereto is made known to the Executive. The Executive acknowledges that, without prejudice to any and all other rights of the Company, an injunction is the only effective remedy to protect the Company's rights and property as set out in this Section and the Executive hereby consents to entry of an injunction against him if he breaches the provisions of this Section, restraining him from any further breach of this Section.

If the Company engages or proposes to engage in a commercial transaction (a "Qualifying Transaction") whereby the Company directly or indirectly goes "public", the Company may consider it necessary or advisable to release to third parties "personal information", as defined in the Personal Information Protection Act (British Columbia), about the Executive during the course of negotiations or due diligence. The Executive hereby consents to the release of such information by the Company under these circumstances.

The term Qualifying Transaction shall include any event whereby the Company becomes a reporting company in any jurisdiction, including by way of a business reorganization (e.g., merger, amalgamation, reverse take-over, initial public offering, registration under the Securities Exchange Act of 1934 or similar transaction or event) or the sale of all or substantially all of the assets of the Company.

6.       INVENTIONS AND DISCOVERIES

6.1      Disclosure and Assignment

The Executive agrees to fully and freely (and without expense to the Company) record in a legible manner, in writing or in electronic form, and to communicate to the Company, and the Executive hereby assigns to the Company without the need for any further consideration or compensation therefor, all of his right, title and interest in and to all Intangible Property.

6.2      Waiver of Moral Rights

The Executive irrevocably waives in favour of the Company any and all moral rights that he may have with respect to the Intangible Property.

6.3      Ownership

All Intangible Property will be the sole and exclusive property of the Company and, upon request by the Company at any time or from time to time during the term or after the termination of the Executive's employment, the Executive will deliver to the Company all reports, designs, maps, drawings, sketches, models, prototypes, notes and other data and records specifically relating to the Intangible Property that may be in his possession or otherwise available to him.

6.4      Further Documents

The Executive agrees that he will at all times (both during the continuance of his employment hereunder and at all times thereafter) take all action and execute and file all such documents to assist the Company or its assignees in every way to protect the rights of the Company or its assignees under this
Article 6 (including without limitation the execution of one or more waivers of moral rights) and to vest in the Company or its assignees the entire right, title, interest and benefits (including without limitation patent and copyright rights) in and to any and all Intangible Property.

6.5      Non-Disclosure of Intangible Property

The Executive will not (either during the continuance of his employment hereunder or at any time thereafter) disclose any of the Intangible Property to any Person or use any of the Intangible Property for his own purposes or for any purpose other than those of the Company and its affiliates. Notwithstanding the foregoing, the Executive will have the right to disclose Intangible Property as directed by the Company, provided that all such disclosure is solely for the purpose of furthering the Company's interests.

7.       CONFLICT OF INTEREST

During the Term, the Executive will give the Company his undivided loyalty and, subject to the provisions of Section 4.3, above, will devote his entire working time, ability, and attention to the Business, and he will not accept other employment or engage in any other outside business activity which interferes with the performance of his duties and responsibilities under this Agreement, except with the prior written consent of the Company.

8.       EXPENSES

The Company will pay or reimburse the Executive for all reasonable travel and other reasonable out-of-pocket expenses actually and properly incurred by him in connection with his duties in accordance with the Company's expense policy in effect from time to time.

9.       COMPENSATION

9.1      Salary

The Company will pay to the Executive, and the Executive hereby accepts as full compensation for all his services and duties hereunder during the portion of the term of this Agreement beginning on the Effective Date and ending on March 31, 2005, a base salary of Cdn $5,000 per month, of which $4,000 will be paid in cash and the balance of Cdn$1,000 per month will be paid in common shares of the Company at a fixed price of US$0.005 per share (the "Executive Compensation Shares") using a fixed conversion rate of Cdn$1.00 = US$0.831/3 (Cdn$1,000 = US$8331/3) for an aggregate number of Executive Compensation Shares equal to 2,000,000. Irregardless of when the cash portion of the salary is paid, the Executive Compensation Shares issuable in any particular month shall be issued on or as of the first day of such month. From and after April 1, 2005, the cash portion of the Executive's base salary shall be increased to Cdn $5,000 per month and no further Executive Compensation Shares will be issuable hereunder. In addition to his base salary, the Executive shall be paid the sum of Cdn $500 for each full day in excess of 10 days worked by the Executive during any calendar month during the term, as contemplated in Section 4.3, above. The Executive's base salary is payable in accordance with the Company's standard salary payment schedule and is subject to source deductions and other deductions required to be deducted and remitted under applicable provincial or federal laws of Canada or Company policy in effect from time to time.

Any Executive Compensation Shares issued to the Executive pursuant to this Agreement will be subject to such restrictions on resale as are required by law.

10.      BENEFITS

The Executive will be entitled to participate in any plans maintained from time to time by the Company for the benefit of the Company's employees, including, but not limited to, those pertaining to group life, accident, sickness and medical insurance and pensions, all within the terms of such plans. Participation by the Executive in any of the foregoing plans, programmes and benefits is subject to the Executive being able to satisfy any pre-conditions of general application to the participation of all employees in such plans. All of the employee benefit plans referred to or contemplated by this Agreement will be governed solely by the terms of the underlying plan documents and by applicable law. Nothing in this Agreement will impair the Company's right to amend, modify, replace and terminate any and all such plans in its sole discretion as permitted by law. This Agreement is for the sole benefit of the Executive and the Company, and is not intended to create an employee benefit plan or to modify the terms of existing plans except as expressly set forth herein.

11.      TERMINATION

The  Executive's   employment  hereunder  may  be  terminated  in  each  of  the circumstances in Sections 11.1 to 11.5 inclusive.

11.1     Death

This  Agreement  and  the  Executive's   employment   hereunder  will  terminate
immediately upon the death of the Executive. Any termination pursuant to this Section will be deemed to be termination for cause.

11.2     Disability

The Company may terminate the Executive's employment hereunder if the Executive, by reason of physical or mental disability, is unable to fulfil his obligations and duties hereunder for a period of 4 months in any 12 month period (other than by reason of authorized vacation or leave).

11.3     Cause

The Company may terminate the Executive's employment hereunder immediately for cause. The term "cause" will include, without limitation:


         (a) any failure by the Executive to observe and perform any of his covenants and obligations under this Agreement, including but not limited to, the failure or refusal of the Executive to comply with the lawful and reasonable directions or instructions of the Company on any material matter;

         (b) fraud, dishonesty, negligence or wilful malfeasance by the Executive in connection with the performance of his duties hereunder;

         (c)      any commission of a crime by the Executive;

         (d) any intentional or willful conduct of the Executive which in the opinion of the Company, acting reasonably, tends to bring the Company into disrepute;

         (e) any use or abuse of alcohol or drugs by the Executive which adversely affects the Executive's ability to perform his duties hereunder;

         (f) the failure of the Executive to meet certain reasonable performance objectives that are defined by the Board and that are mutually agreed to in advance by the Executive and the Company in writing, which failure is not cured to the satisfaction of the Company within 15 days after written notice specifying such failure in reasonable detail has been delivered to the Executive;

         (g) excessive absenteeism for whatever cause other than as contemplated within Section 11.2 which, in the Company's sole determination, acting reasonably, results in the Executive being unable to perform his duties hereunder; or

         (h) any act that would constitute cause under the common law of the Province of British Columbia.

11.4     Without Cause

The Company may terminate this Agreement and the employment of the Executive hereunder at any time without cause and without notice immediately upon payment of the amounts stipulated in Section 12.3, and after the effective date of such termination, the Executive will be entitled to no further rights or benefits hereunder or in connection with his employment by the Company and the Executive hereby irrevocably waives any claims against the Company in that regard. The foregoing amounts represent the Company's maximum termination and severance obligations to the Executive. This provision will remain in full force and effect unamended notwithstanding any other alterations to the Executive's terms and conditions of employment or to this Agreement, whether fundamental or otherwise, unless the Executive and the Company otherwise agree in writing.

11.5     Termination by the Executive

The Executive may terminate this Agreement and his employment with the Company hereunder without cause upon giving not less than 3 months written notice to the Company. The Executive may terminate this Agreement for cause effective immediately. For purposes of this Section 11.5, the term "cause" shall mean the failure of the Company to pay to the Executive his base salary as and when due.

12.      COMPENSATION ON TERMINATION

12.1     Compensation on Termination for Disability

During any period that the Executive fails to perform his duties hereunder as a result of a physical or mental disability, the Executive will continue to receive the salary payable to the Executive pursuant to and in accordance with the terms of Article 9 until his employment is terminated pursuant to Section 11.2, provided that payments so made to the Executive will be reduced by the sum of the amounts, if any, payable to the Executive under any disability benefit plans of the Company or under any governmental disability insurance programmes or other plans in which the Executive is a participant or pursuant to which the Executive is entitled to receive benefits.

12.2     Compensation on Termination for Cause

If the Executive's employment is terminated for cause, then the Company will pay the Executive his salary owing up to and including the date of termination and upon making such payment the Company will have no further obligations to the Executive under this Agreement or in connection with his employment by the Company.

12.3 Compensation on Termination Without Cause

If the Executive's  employment is terminated by the Company  pursuant to Section
11.4 at any time during the first three months of the term of this Agreement, the Company will pay to the Executive, in full and final satisfaction of any obligation that the Company might then have to the Executive, an amount equal to all salary yet unpaid and due to the Executive as at the day of termination and the Executive will not be entitled to receive any notice or termination pay. If the Executive's employment is terminated by the Company pursuant to Section 11.4 at any time after the first three months of the initial two year term of this Agreement, the Company will either give to the Executive one week's notice or, at its election, it may pay to the Executive an amount, to be inclusive of all termination and severance amounts payable under this Agreement and any applicable laws, equal to one week of base salary or such greater amount as the Company may be required to give the Executive at that time pursuant to the Employment Standards Act (British Columbia). As at the date of this Agreement, the Employment Standards Act provides for severance payments or notice or a combination of both equal to one week after three months employment, two weeks after twelve months employment and, after three years employment, one week for each completed year of employment to a maximum of eight weeks. Nothing in this Agreement shall be construed as requiring the Company to pay money in lieu of notice unless required to do so pursuant to the Employment Standards Act. All payments made to the Executive under this Section will be less all applicable statutory deductions and withholdings which the Company is required to make from time to time. The amount payable under this Section will be paid to the Executive in equal monthly instalments on the first day of each month during the Time Period. Notwithstanding the foregoing, in the event that the Executive breaches his obligations pursuant to Article 13 of this Agreement, and in addition to any other rights of the Company in such event, the Company's obligation to pay any amounts due to the Executive in excess of those provided for in the Employment Standards Act, under this Section will terminate.

13.      NON-COMPETITION AND NON-SOLICITATION

13.1     Non-Competition

Except with respect to any of the following for which the Executive has first obtained the Board's express written consent, the Executive will not, during the Time Period and within the Territory,

         (a) directly or indirectly carry on, engage in or participate in any Competitive Business either alone or in partnership or jointly or in conjunction with any other Person; or

         (b) directly or indirectly assist (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, independent contractor, supplier, consultant, lender, guarantor, financier or in any other capacity whatever) any Person to carry on, engage in or participate in a Competitive Business; or

         (c) have any direct or indirect interest or concern (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any Person, if any part of the activities of such Person consists of carrying on, engaging in or participating in a Competitive Business.

13.2     Non-Solicitation

During the Time Period, the Executive will not:

         (a) directly or indirectly solicit any business opportunity except for the sole benefit of the Company or for a purpose that does not compete with the Company; or

         (b) directly or indirectly assist (be it as principal, beneficiary, servant, director, shareholder, partner, nominee, executor, trustee, agent, employee, independent contractor, supplier, consultant, lender, financier or in any other capacity whatever) any Person directly or indirectly to solicit any business opportunity except for the sole benefit of the Company or for a purpose that does not compete with the Company; or

         (c) have any direct or indirect interest or concern (be it as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any Person if any of the activities of such Person or entity consists of soliciting any business opportunity belonging to the Company, if such solicitation is directly or indirectly intended to result in a sale or service to, or the purchase of a property from, such Person and is directly or indirectly competitive or potentially competitive with the Company; or

         (d) on his behalf or on behalf of any Person, directly or indirectly contact Persons with whom the Company is or intends to be engaged in discussions concerning business opportunity to encourage such Person(s) to cease or restrict doing business with the Company, or in any way interfere with or attempt to disrupt the Company's relationships, contractual or otherwise.

13.3     Employees

During the Time Period, the Executive will not directly or indirectly solicit or induce, or attempt to solicit or induce, or offer employment to, any employee, independent contractor, or consultant of the Company to leave the Company's employ or terminate services to the Company, except for the sole benefit of the Company and with the prior written consent of the Board.

13.4     Exception

Nothing in this Article 13 will prevent the Executive from directly or indirectly owning up to an aggregate of 1% of the issued capital stock of any public company the price of whose shares is quoted in a published newspaper of general circulation.

13.5     Covenants Reasonable

The Executive agrees that:

         (a) the covenants contained in this Agreement are essential elements to this Agreement and that the Company would not have entered into this Agreement without them;

         (b) considering the market for the products of the Company, the Territory is reasonable in order to protect the legitimate business interests of the Company;

         (c)      since  the  breach  by him of any of the  provisions  of  this
                  Article 13 would cause serious and irreparable harm to the Company which could not adequately be compensated for in damages, in the event of a breach by him of any of such provisions, the Executive consents to an injunction being issued against him restraining him from any further breach of any such provision, but the provisions of this Section will not be construed so as to be a derogation of any other remedy which the Company may have in the event of such breach; and

         (d)      the Time Period will be extended by the time the  Executive is
                  in  breach  of  any   provision   of  this  Article  13.

13.6     Severability

If a court of competent jurisdiction determines that all or any portion of the covenants set forth in this Article 13 are void or unenforceable in the circumstances, then such void or unenforceable provision will, automatically and without further act on the part of the parties hereto, but only as regards those matters or parties before the court, be reduced in scope, territory or duration of time to such an extent that such court would hold the same to be enforceable in the circumstances before the court.

13.7     Covenants Independent

The existence of any claim or cause of action of the Executive against the Company or any affiliate thereof whether pursuant to this Agreement or otherwise will not constitute a defence to the enforcement by the Company of the provisions of this Article 13.

14.      GENERAL

14.1     Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the employment of the Executive by the Company and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, between the parties. There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any party to enter into this Agreement or on which reliance is placed by any party, except as specifically set forth in this Agreement.

14.2     Amendment

This Agreement may be amended or supplemented only by a written agreement signed by each party.

14.3     Waiver of Rights

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement will be effective only if it is in writing and signed by the party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement will constitute a waiver of such right. No single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right.

14.4     Applicable Law

This Agreement will be governed by and construed in accordance with the laws in force in the Province of British Columbia. Each party irrevocably submits to the sole and exclusive jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related hereto.

14.5     Time

Time is and will remain of the essence of this Agreement and all of its provisions.

14.6     Notices

Any notice, demand or other communication (in this Section, a "notice") required or permitted to be given or made hereunder must be in writing and will be sufficiently given or made if:

         (a) delivered in person during normal business hours on a Business Day and left with a receptionist or other responsible employee of the Company or any family member of the Executive at the applicable address set forth below;

         (b)      sent by prepaid first class mail; or

         (c) sent by any electronic means of sending messages, including telex or facsimile transmission, which produces a paper record ("Electronic Transmission") during normal business hours on a Business Day, charges prepaid and confirmed by prepaid first class mail;

                  in the case of a notice to the Executive, addressed to him at:

                  746 Alderson Avenue
                  Coquitlam, British Columbia V3K 1V1

                  Facsimile:        (604) 931-1790

                  and in the case of a notice to the Company, addressed to it at:

                  889-609 Granville Street
                  Vancouver, BC  V7Y 1G5

                  Attention:        Chairman of the Board

Each notice sent in accordance with this Section will be deemed to have been received:

         (d)      at the time on the day it was delivered;

         (e) at the beginning of business on the third Business Day after it was mailed (excluding each Business Day during which there existed any general interruption of postal services due to strike, lockout or other cause); or

         (f) one hour after they were sent on the same day that it was sent by Electronic Transmission, or at the start of business on the first Business Day thereafter if the day on which it was sent by Electronic Transmission was not a Business Day.

The Executive or the Company may change the address for notice by giving notice to each other as provided in this Section.

14.7     Assignment

This Agreement may not be assigned by the Executive, but may be assigned by the Company to any successor in interest to the Business. If the Company does not survive any merger, acquisition, or other reorganization, then it will make a reasonable effort to obtain an assumption of this Agreement by the surviving entity in such merger, acquisition, or other reorganization, but the failure to obtain such assumption will not prevent or delay such merger, acquisition, or other reorganization or relieve the Company of its obligations under this Agreement. Subject thereto, this Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, legal personal representatives, successors (including any successor by reason of amalgamation or statutory arrangement of any party) and permitted assigns.

14.8     Severability

Subject to Section 14.7, if any provision of this Agreement is determined to be invalid or unenforceable, that will not affect the validity or enforceability of any other provision hereof. The parties will in good faith negotiate a mutually acceptable and enforceable substitute for the invalid or unenforceable provision, which substitute will be as consistent as possible with the original intent of the parties.

14.9     Further Assurances

Each party will do such acts and will execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other party may in writing at all time and from time to time reasonably requests be done and or executed, in order to give full effect to the provisions of this Agreement.

14.10    Independent Legal Advice

The Executive acknowledges that he has read and that he fully understands this Agreement and he acknowledges and agrees that the Company has given him the opportunity to seek, and has recommended that he obtain, independent legal advice with respect to the subject matter of this Agreement. Further, the Executive hereby represents and warrants to the Company that he has sought independent legal advice or waives such advice.

14.11    Counterpart

This Agreement may be executed in counterpart, each of which, when so executed, will be deemed to be an original copy hereof and thereof, and all such counterparts together will constitute but one single agreement. Each party may deliver a counterpart signature page by facsimile transmission.

IN WITNESS WHEREOF the parties have duly executed this Agreement on the date first written above.

MAGELLAN GOLD CORP.


Per: /s/ JAMES HARRIS
     -----------------------
         Name:  James Harris
         Title:  Secretary

SIGNED, SEALED and DELIVERED by
Douglas S. Turnbull in the
presence of:                       )
                                   )
/s/  JAMES HARRIS                  )
--------------------------------   )
Signature                          )
                                   )
     James Harris                  )            /s/ Douglas Turnbull
--------------------------------   )            --------------------
Print Name                         )            DOUGLAS S. TURNBULL
                                   )
#1025 - 700 W. Georgia St.         )
--------------------------------   )
Vancouver, BC  V7Y 1A1             )
--------------------------------   )
Address                            )
                                   )
Barrister & Solicitor              )
--------------------------------   )
Occupation                         )